EXHIBIT 12

Republic Bancorp Inc.
Calculations of Ratios of Earnings to Combined Fixed Charges

	Three Months Ended				Six Months Ended
(in thousands)	June 30,				June 30,
	2004		2003		2004		2003
Including Interest on Deposits:
Fixed charges:
Total interest expense	$31,795		$30,977		$63,735		$62,202
Interest portion of rent expense	183		185		377		381

Fixed charges including interest on deposits	$31,978		$31,162		$64,112		$62,583

Earnings:
Net income	$16,368		$15,158		$32,667		$30,311
Income taxes	6,968		6,503		13,840		13,354
Fixed charges, as above	31,978		31,162		64,112		62,583

Earnings for purposes of calculation	$55,314		$52,823		$110,619		$106,248

Ratio of earnings to combined fixed charges including interest on deposits	1.73	x	1.70	x	1.73	x	1.70	x
Excluding Interest on Deposits:
Fixed charges:
Total interest expense excluding interest on deposits	$19,128		$16,545		$38,031		$32,276
Interest portion of rent expense	183		185		377		381

Fixed charges excluding interest on deposits	$19,311		$16,730		$38,408		$32,657

Earnings:
Net income	$16,368		$15,158		$32,667		$30,311
Income taxes	6,968		6,503		13,840		13,354
Fixed charges, as above	19,311		16,730		38,408		32,657

Earnings for purposes of calculation	$42,647		$38,391		$84,915		$76,322

Ratio of earnings to combined fixed charges excluding interest on deposits	2.21	x	2.29	x	2.21	x	2.34	x